UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly Held Corporation

Brazilian Taxpayers’ Number (CNPJ): 06.948.969/0001-75

NIRE: 35.300.316.584

MATERIAL FACT

Linx S.A. (“Linx” or “Company”) (B3: LINX3 | NYSE: LINX), in accordance with Article 157, paragraph 4 of Law No. 6.404/76, as amended (“Brazilian Corporate Law”) and CVM Normative Ruling No. 358, of January 3, 2002, informs to its shareholders and to the market in general that, on October 23, 2020, the Company received the Official Letter No. 908/2020-SLS (“Official Letter”), issued by the Superintendence of Issuers' Listing and Supervision and the Superintendence of Issuers' Regulation, Guidance and Enforcement of B3 S.A. – Brasil, Bolsa, Balcão (“B3”). A copy of the Official Letter is included as Annex I to this Material Fact.

Under the terms of the Official Letter, B3, in relation to the matter in the agenda of the Company's extraordinary general meeting called for November 17, 2020 (“EGM”) for the waiver regarding the entering of STNE Participações S.A. (“STNE”) in the Novo Mercado of B3, states that “although in merger and share merger transactions, it is natural to contract fines to protect the parties involved in the negotiation about a potential non-approval of the transaction itself, imposing a fine on the manifestation of will by the shareholder (which has not participated in the negotiation) to keep the resulting company listed with Novo Mercado is detrimental to the full expression of the shareholder's will”.

In this sense, B3 determines that the Company “disclose the terms of this letter to the market and adopt the appropriate measures to ensure that its shareholders decide on the waiver of STNE's adhesion to the Novo Mercado without imposing any type of burden, especially, the fine referred to in item 8.1 (iv) of the Association Agreement”, under penalty of characterization of non-compliance with the provisions of the Novo Mercado Regulation. B3 has granted a deadline until October 30, 2020 for such determinations to be met.

The Company informed STNE and the Stone Group of the full content of the Official Letter, in compliance with the terms of the Association Agreement dated as of August 11, 2020, as amended on September 1, 2020 and on October 2, 2020.

In the best interest of the Company and its shareholders, the Company's manifestation in relation to the Official Letter will be made within the deadline indicated therein, and the Company will keep its shareholders and the market duly informed.

São Paulo, October 26, 2020.

LINX S.A.

Ramatis Rodrigues

Investors Relations Office

Annex I

Official Letter No. 908/2020-SLS, dated as of October 23, 2020, issued by the Superintendence of Issuers' Listing and Supervision and the Superintendence of Issuers' Regulation, Guidance and Enforcement of B3 S.A. – Brasil, Bolsa, Balcão

23 de outubro de 2020
908/2020-SLS

Linx S.A.
At. Sr. Antonio Ramatis Fernandes Rodrigues
Diretor de Relações com Investidores

C.c.: **Comissão de Valores Mobiliários**
Sr. Fernando Soares Vieira
Superintendência de Relações com Empresas

Ref.: Inadmissibilidade de multa sobre a deliberação do art. 46, parágrafo único do Regulamento do Novo Mercado – AGE de 17.11.2020

Prezado Senhor,

Considerando a convocação da assembleia geral extraordinária, a ser realizada em 17.11.2020, e que deliberará, dentre outras matérias, a aprovação da dispensa de ingresso da STNE Participações S.A. ("STNE"), controlada pela StoneCo Ltd., no Novo Mercado no contexto da incorporação da totalidade das ações de emissão da Linx S.A. ("Linx" ou "Companhia") pela STNE ("AGE"), conforme previsto no art. 46, parágrafo único[1] do Regulamento do Novo Mercado ("RNM"), a Diretoria de Emissores da B3 S.A. – Brasil, Bolsa, Balcão ("B3") vem apresentar o seguinte.

I. Breve histórico

1. Em 11.08.2020 a Linx divulgou ao mercado o fato relevante sobre aprovação de reorganização societária que resultaria na incorporação da Companhia pela STNE (cujo Acordo de Associação foi posteriormente aditado em 01.09.2020 e 02.10.2020), bem como comunicou a divulgação dos instrumentos contratuais que a compõe.

[1] "**Art. 46** Na hipótese de reorganização societária que envolva a transferência da base acionária da **companhia**, as sociedades resultantes devem pleitear o **ingresso** no **Novo Mercado** em até 120 (cento e vinte) dias da data da assembleia geral que deliberou a referida reorganização.
"**Parágrafo único**. Caso a reorganização envolva sociedades resultantes que não pretendam pleitear o **ingresso** no **Novo Mercado**, a maioria dos titulares das **ações em circulação** da **companhia** presentes na assembleia geral deve dar anuência a essa estrutura." (Destaque no Original)

Praça Antonio Prado, 48 – 01010-901 – São Paulo, SP
Tel.: (11) 2565-4000 – Fax: (11) 2565-7737
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2. Em vista disso, a Diretoria de Emissores da B3, por meio de suas Superintendências de Listagem e Supervisão de Emissores e Regulação, Orientação e *Enforcement* de Emissores, encaminhou à Linx o Ofício nº 698/2020-SLS, em 09.09.2020 ("Ofício 698"), solicitando alguns esclarecimentos a respeito dos termos da operação.

3. Dentre os questionamentos apresentados, a B3 solicitou que a Companhia justificasse "*os motivos que levaram os administradores a entender regular a instituição de multa em função da não aprovação, pelas ações em circulação, da dispensa da adesão da STNE ao Novo Mercado, abordando, especialmente, o ônus imposto ao exercício do direito de voto dos acionistas minoritários visando ao melhor interesse da Linx, assim como o compartilhamento indireto da multa pelos acionistas que discordarem dessa dispensa*".

II. Resposta ao Ofício 698

4. Em 24.09.2020, a Companhia apresentou resposta ao Ofício 698, argumentando, em relação ao questionamento do parágrafo anterior, que:

i. em sua visão, a disposição contratual de multas compensatórias "*não se refere especificamente à não aprovação, pelas ações em circulação, da dispensa da adesão da STNE ao Novo Mercado, mas à aprovação da operação como um todo.*" Assim, os acionistas com direto a voto na AGE analisariam o conjunto das disposições contratuais, impedidos de votar os acionistas fundadores, por integrarem a administração da Companhia, em relação a essa matéria.

ii. a fixação de multas compensatórias para esse tipo de operação é lícita e válida, conforme informado pelos assessores jurídicos e financeiros da Companhia na reunião do conselho de administração realizada em 10.08.2020.

iii. o "*fato de não haver acionista controlador, tampouco há acionistas minoritários. Incabível, portanto, tratar de 'ônus imposto ao exercício do voto dos acionistas minoritários'*".

iv. com base na opinião de seus assessores especializados, o eventual ônus será suportado diretamente pela Companhia, e, indireta e indistintamente, por todos os acionistas da Linx, como um custo da

Praça Antonio Prado, 48 – 01010-901 – São Paulo, SP
Tel.: (11) 2565-4000 – Fax: (11) 2565-7737

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INFORMAÇÃO CONFIDENCIAL – CONFIDENTIAL INFORMATION

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oportunidade de combinação de negócios com a STNE, uma vez que não existem acionistas controladores e minoritários.

5. Contudo, em relação à aplicação de multa para a não aprovação da proposta de dispensa da adesão da STNE ao Novo Mercado, não foram apresentados precedentes que comprovem que "*estipulações dessa natureza são práticas de mercado para operações como a pretendida com a STNE*", especialmente tendo em vista que o art. 46, parágrafo único do RNM passou a vigorar a partir de 02.01.2018.

6. Após os esclarecimentos, em 02.10.2020, a Companhia apresentou edital de convocação e proposta da administração (reapresentados em 05.10.2020 e 06.10.2020, respectivamente) para a AGE a ser realizada pela Linx em 17.11.2020, às 14h.

7. Dentre as matérias para deliberação, consta do edital de convocação (i) "(...) *a aprovação do "Protocolo e Justificação de Incorporação das Ações de Emissão da Linx S.A. pela STNE Participações S.A." ("Protocolo e Justificação"), celebrado em 2 de outubro de 2020 pelos administradores da Companhia e da STNE, e da incorporação da totalidade das ações de emissão da Companhia pela STNE Participações S.A., inscrita no CNPJ/ME sob o nº 35.767.420/0001-82 ("STNE"), controlada pela StoneCo Ltd., inscrita no CNPJ/ME sob o nº 31.752.270/0001-82 ("StoneCo") ("Incorporação de Ações"), nos termos e condições previstos no Protocolo e Justificação;*" (Sublinhado no Orginal); e (ii) "(...) *a aprovação da dispensa de ingresso da STNE no Novo Mercado, no contexto da Incorporação de Ações, conforme previsto no artigo 46, parágrafo único, do Regulamento do Novo Mercado da B3 S.A. –Brasil, Bolsa, Balcão*".

III. Entendimento da Diretoria e Emissores B3

8. Diante dos esclarecimentos apresentados, a Diretoria de Emissores da B3 informa que o item 8.1 (iv) do Acordo de Associação que trata da aplicação de multa pela não aprovação da adesão da STNE ao Novo Mercado é incompatível com os princípios que norteiam tal segmento[2], caracterizando infração ao seu Regulamento.

---

[2] 8.1. (...) (iv) Desde que cumprida a condição precedente prevista na Cláusula 2.2(iii), na hipótese de não realização da AGE Linx ou ausência de aprovação de qualquer matéria pela AGE Linx cuja não aprovação impeça, inviabilize ou onere a consumação da Operação, incluindo, mas não se limitando à não aprovação da proposta de dispensa da eventual obrigação da STNE de realizar a oferta pública para aquisição de ações da Linx, nos termos do Artigo 43 do estatuto social da Linx, em decorrência da aquisição de ações de emissão da Linx, **ou à não aprovação da proposta de dispensa da adesão da STNE ao segmento Novo Mercado da B3, a Linx deverá pagar multa no valor de R$ 112.500.000,00 (cento e doze milhões e quinhentos mil Reais) para a STNE no prazo de 5**

Praça Antonio Prado, 48 – 01010-901 – São Paulo, SP
Tel.: (11) 2565-4000 – Fax: (11) 2565-7737

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9. Com efeito, os acionistas das companhias listadas no Novo Mercado, com ou sem acionista controlador, não devem sofrer qualquer tipo de influência que prejudique ou vicie[3] o voto na deliberação de que trata o art. 46, parágrafo único do RNM.

10. Como sabido, o voto dos acionistas deve ser externalizado no interesse da companhia, não se referindo, porém, "(...) *tão-sòmente à aprovação ou desaprovação, ao nuto ou ao veto, mas, também,* ***à manifestação da vontade, à exteriorização de seu pensamento, de sua opinião, à sua definição pessoal, qualquer que seja, sôbre todo e qualquer assunto sujeito à deliberação***"[4].

11. Nesta linha, embora em operações de incorporação e incorporação de ações seja natural a contratação de multas para resguardar as partes envolvidas na negociação sobre uma potencial não aprovação da operação em si, impor multa sobre a manifestação de vontade do acionista (que não participou da negociação) de manter a companhia resultante listada no Novo Mercado é prejudicial à plena manifestação de vontade do acionista.

12. Afinal, não se trata de mero custo de oportunidade, mas de dano iminente indiretamente aos bens dos acionistas, caso não votem no sentido almejado pelos administradores das companhias objeto da reorganização.

(cinco) dias úteis após a data em que ocorrer a AGE Linx ou após a data da AGE Linx em segunda ou a terceira convocação, se aplicável. Nessa hipótese, caso uma Operação Concorrente, que tenha sido anunciada ou apresentada à Linx ou a seus acionistas até a data da referida AGE Linx, venha a ser aceita, aprovada ou contratada pela Linx ou seus acionistas durante o período de 12 (doze) meses após a AGE Linx ou após a data em que ficar caracterizada a ausência de realização da AGE Linx, que resultou na obrigação de pagamento da referida Multa, a Linx deverá pagar o remanescente da Multa (no valor de R$ 341.250.000,00 (trezentos e quarenta e um milhões, duzentos e cinquenta mil reais) para a STNE no prazo de 5 (cinco) dias úteis após a aprovação, aceitação, contratação ou a consumação da Operação Concorrente, o que ocorrer primeiro; e"

[3] "**O exercício do voto, de toda maneira, expressa a declaração voluntária de um agente que tenciona produzir efeitos jurídicos, de acordo com o conteúdo que contenha**. A validade subjetiva dessa declaração se verifica com o atendimento dos requisitos gerais de capacidade, **e seu conteúdo produz efeitos tanto quanto não estejam viciados**." (PICCHI, Flávio Augusto. Regras de *quorum*: espécies, votos em branco e nulos, empate. In: FRANÇA, Erasmo Valladão Azevedo de Novaes (coord.) *Direito Societário Contemporâneo I*. São Paulo: Editora Quartier Latin, 2009. p. 197, destacou-se)

[4] PONTES, Aloysio Lopes. Sociedades Anônimas. Vol 1. Rio de Janeiro: Revista Forense, 1954. p. 420, destacou-se.

Praça Antonio Prado, 48 – 01010-901 – São Paulo, SP
Tel.: (11) 2565-4000 – Fax: (11) 2565-7737
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13. Deste modo, a B3 entende que os administradores da Linx não poderiam, tampouco deveriam ter constituído ônus sobre a deliberação de que trata o art. 46, parágrafo único do RNM.

IV. Conclusão

14. Diante do exposto, a B3 determina que a Companhia divulgue os termos deste ofício ao mercado e adote as medidas cabíveis para garantir que seus acionistas deliberem sobre a dispensa da adesão da STNE ao Novo Mercado sem que lhes seja imposto qualquer tipo de ônus, especialmente, a multa de que trata o item 8.1 (iv) do Acordo de Associação.

15. Caso a Linx não cumpra a determinação acima **até 30.10.2020**, será caracterizado descumprimento ao estabelecido no RNM, sendo passível a aplicação das sanções nele previstas.

16. Por fim, solicita-se que seja dado conhecimento do conteúdo dessa correspondência aos administradores da Companhia.

Atenciosamente,

ANA LUCIA DA COSTA PEREIRA:26085217897
Assinado de forma digital por ANA LUCIA DA COSTA PEREIRA:26085217897
Dados: 2020.10.23 17:19:15 -03'00'

Ana Lucia da Costa Pereira	p.p. Patrícia B. Pellini
Superintendência de Listagem e Supervisão de Emissores	Superintendência de Regulação, Orientação e *Enforcement* de Emissores
B3 S.A. – Brasil, Bolsa, Balcão	B3 S.A. – Brasil, Bolsa, Balcão

Praça Antonio Prado, 48 – 01010-901 – São Paulo, SP
Tel.: (11) 2565-4000 – Fax: (11) 2565-7737

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INFORMAÇÃO CONFIDENCIAL – CONFIDENTIAL INFORMATION

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer